SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32206; 812-14666]

American Independence Funds Trust, et al.; Notice of Application

August 3, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: American Independence Funds Trust and Rx Funds Trust (each, a "Trust" and collectively, the "Trusts"), each a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series, and RiskX Investments, LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("RiskX Investments" or the "Adviser," and, collectively with the Trusts, the "Applicants").

Filing Dates: The application was filed June 30, 2016, and amended August 2, 2016 and August 2, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 24, 2016, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 1345 Avenue of the Americas, Second Floor, New York, NY 10105.

For Further Information Contact: Steven I. Amchan, Senior Counsel, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

      1.   The Adviser will serve as the investment adviser to the Funds pursuant to an investment advisory agreement with each Trust (the "Advisory Agreement").[1] The Adviser will

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[1] Applicants request relief with respect to any existing and any future series of each Trust and any other registered open-end management company or series thereof that: (a) is advised by RiskX Investments or its successor or by a person controlling, controlled by, or under common control with RiskX Investments or its successor (each, also an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

provide the Funds with continuous and comprehensive investment management services subject

to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The

Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one

or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the

responsibility to provide the day-to-day portfolio investment management of each Fund, subject

to the supervision and direction of the Adviser. The primary responsibility for managing the

Funds will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and

oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at

all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend

existing Sub-Advisory Agreements without obtaining the shareholder approval required under

section 15(a) of the Act and rule 18f-2 under the Act.[2] Applicants also seek an exemption from

the Disclosure Requirements to permit a Fund to disclose (as both a dollar amount and a

percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any

Affiliated Sub-Adviser; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated

Sub-Advisers (collectively, "Aggregate Fee Disclosure"). For any Fund that employs an

Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the

Affiliated Sub-Adviser.

3.   Applicants agree that any order granting the requested relief will be subject to the

terms and conditions stated in the Application. Such terms and conditions provide for, among

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[2]   The requested relief will not extend to any Sub-Adviser, other than a "Wholly-Owned Sub-Adviser" (as
defined in the application), that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund
or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated
Sub-Adviser").

other safeguards, appropriate disclosure to Fund shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the Application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary